SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: October 13, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐            Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐            No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
Press Release

October 13, 2009
Rio Tinto to double its interest in Ivanhoe Mines to 19.7%
by completing US$388 million Tranche 2 equity placement
Ivanhoe will use proceeds to advance the Oyu Tolgoi
copper-gold mining complex in Mongolia
LONDON, ENGLAND — Ivanhoe Mines’ Executive Chairman Robert Friedland and Deputy Chairman Peter Meredith announced today that Ivanhoe Mines has been formally notified that Rio Tinto immediately intends to complete its Tranche 2 private placement financing — consisting of 46,304,473 Ivanhoe shares at US$8.38 per share — for net proceeds to Ivanhoe of US$388 million.
Upon completion of the financing, expected within 10 business days, Rio Tinto’s equity ownership in Ivanhoe Mines will increase from its current level of 9.9% to 19.7%. The terms of the private placement were negotiated as part of the original Rio Tinto-Ivanhoe Mines strategic partnership announced in October 2006 to develop the Oyu Tolgoi copper and gold mining complex in southern Mongolia, approximately 80 kilometres north of the Mongolia-China border.
Receipt of the funds will increase Ivanhoe’s consolidated cash position to approximately US$725 million. The Tranche 2 proceeds of US$388 million from Rio Tinto will be used to help build and commission the open-pit mine at Oyu Tolgoi and to advance development of the underground block-cave mine.
Last week, on October 6, Ivanhoe Mines, Rio Tinto and the Government of Mongolia signed a long-term Investment Agreement for the development of the Oyu Tolgoi mining complex. The agreement creates a partnership between the Mongolian Government — which will acquire a 34% interest in Oyu Tolgoi’s licence holder, Ivanhoe Mines Mongolia Inc. LLC — and Ivanhoe Mines, which will retain a controlling 66% interest in the Oyu Tolgoi Project.
As part of a separate agreement signed last week in conjunction with the Oyu Tolgoi Investment Agreement, Ivanhoe will be investing US$100 million in Mongolian Government treasury bills on October 20, 2009.
Rio Tinto also entitled to buy Ivanhoe stock on open market
Under the current financing agreement with Ivanhoe Mines, Rio Tinto has rights to subscribe for common shares from Ivanhoe’s treasury representing up to 43.1% of Ivanhoe Mines and, during the next two years, Rio Tinto may increase this stake to 46.6% through purchases on the open market.
Rio Tinto’s option to complete the Tranche 2 financing was scheduled to expire in approximately two weeks, on October 27. On September 22, 2009, Ivanhoe and Rio Tinto announced that they had agreed to extend the expiry date, on a month-to-month basis, for up to six months. The extension was subject to approval at a special meeting of Ivanhoe Mines’ shareholders that was set for October 20, 2009. However, the decision by Rio Tinto to complete the Tranche 2 financing without any postponement means that the special meeting of Ivanhoe shareholders no longer is required and has been cancelled.

With the completion of the Tranche 2 financing, Ivanhoe Mines considers that the company will have adequate capital for its current development plans and spending commitments. Accordingly, Ivanhoe Mines is deferring any consideration of the sale of an aggregate interest totalling up to 9.9% in Ivanhoe Mines to one or two potential strategic investors.
The Ivanhoe Mines/Rio Tinto private-placement agreement originally negotiated in 2006, and other financing transactions negotiated in 2007 and 2008, include the following elements:

	Exercise Price		Minimum & Maximum
	(US$)		Proceeds
	unless noted	Shares	(millions)
Tranche 1 — Oct 2006	$8.18	37,089,883	$303.4

Tranche 2 — Oct 2009	$8.38	46,304,473	$388.0

Warrants (A) — expire Oct 2010	$8.38 - 8.54	46,026,522	$385.7 to $ 393.1

Warrants (B) — expire Oct 2011	$8.38 - 9.02	46,026,522	$385.7 to $ 415.2

Warrants (C) — expire Oct 2012	$10.00	35,000,000	$350.0

Anti Dilution Warrants and Shares	Cdn $3.15	1,684,178	$4.8

Equipment purchased from Ivanhoe	n/a	n/a	$121.5

Mandatory Convertible Debt (1)	n/a	45,800,000	$410.0 to $ 458.0

		257,931,578	$2,349.1 to $2,434.0
(1) The Mandatory Convertible Debt bears interest at LIBOR plus 3.3% and matures on September 12, 2010. The principal amount of $350 million and up to $108 million in interest automatically convert into a maximum of 45.8 million shares at a price of US$10.00 per share upon maturity. Based on current interest rates, the amount may approximate $410 million, or approximately 41 million shares, on conversion.
Conference call for investors to be arranged
A conference call for investors to discuss details and implications of the Oyu Tolgoi Investment Agreement will be held on Thursday, October 15. Details of the conference call will be announced in a separate news release.
Ivanhoe Mines’ shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.

Information contacts
Investors: Bill Trenaman 1-604-688-5755
Media: Bob Williamson 1-604-331-9880
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the completion of the second tranche of Rio Tinto’s private placement financing, receipt of an unconditional investment agreement for the Oyu Tolgoi Project, and the development of the Oyu Tolgoi Project. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: October 13, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President &
Corporate Secretary